Exhibit (a)(1)(M)

September 3, 2015

I am pleased to announce the commencement of the Option Exchange by Vince, which will give you the opportunity to exchange certain underwater stock options you currently hold for replacement stock options to purchase the same number of Vince common stock shares at a lower exercise price per share and subject to a new vesting schedule. We use stock options to motivate and retain employees such as you over time to promote our long-term financial and strategic success. However, when stock options are underwater, their motivational and retention value is diminished. We are conducting the Option Exchange at this time in an effort to restore the motivational and retention value to our stock option program.

Enclosed herewith are:

•	Offer to Exchange, which contains detailed information about the Option Exchange;

•	A personalized Election Form, which contains information about your specific stock options; and

•	A Notice of Withdrawal, which contains information on how to withdraw a previously completed Election Form.

The basic terms of the replacement stock options you will receive if you participate in the Option Exchange are:

•	New exercise price. The closing price of Vince common stock on the New York Stock Exchange on the grant date.

•	One-for-one exchange. You will receive the same number of replacement stock options as the stock options you currently hold.

•	New grant date. October 2, 2015 (unless the offer to exchange is extended).

•	New vesting schedule. 4 years from grant date, meaning 25% of the options will vest on the first, second, third and fourth anniversary of the grant date (subject to your employment with Vince through each such date).

•	Other terms. Other terms governing the replacement stock options will be the same as those governing the stock options you currently hold.

Please read the enclosed materials carefully for full information on the terms of the Option Exchange and the replacement stock options.

The decision to participate in the Option Exchange is a personal one that should only be made after careful consideration, review of the enclosed materials and consultation with your personal tax, financial and legal advisors. I am delighted that Vince shareholders and the Board of Directors have offered you this choice and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

If you have any questions about the Option Exchange, please send an email to optionexchange@vince.com. You may also call 646-767-5592 and leave a voice message.

Thank you for your continued hard work and dedication.

Mark E. Brody

Interim Chief Executive Officer

The Option Exchange materials contain important information for employees, including the Offer to Exchange, that should be read carefully prior to making a decision whether to participate in the Option Exchange. These written materials and other related documents may be obtained free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

You may obtain, free of charge, a copy of the Offer to Exchange and other materials by sending an e-mail to optionexchange@vince.com or calling 646-767-5592 and leaving a voice message.